VIA EDGAR

July 15, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Stephen Krikorian, Accounting Branch Chief

Ryan Rohn, Staff Accountant

Re:	Scientific Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed April 10, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

Filed May 20, 2009

File No. 000-50559

Dear Mr. Krikorian /Mr. Rohn:

Thank you for your comment letter of June 1, 2009, on the above-referenced filings (“Comment Letter”).  We submit to you the following information in response thereto.  For your convenience, we have restated each comment below italicized and set forth our response immediately thereafter.

Form 10-K for the fiscal year ended December 31, 2008

Item 9A(T).	Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 27

1.

Please revise your statement in future filings to disclose if there were any changes in your internal control over financial reporting. Refer to Item 308T(b) of Regulation S-K. Similar concerns apply to your disclosures in your Form 10-Q for the quarter ended March 31, 2009.

In response to the Staff’s comment, we will revise our statement in future filings to disclose if there were any changes in our internal control over financial reporting.  The statement will be revised as below:

“There have been no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.”

Item 15.	Exhibits, Financial Statement Schedules

Exhibit 31

2.

We note that the certification by your Principal Executive Officer and Principal Financial Officer is not set forth exactly as it appears in Item 601(b)(31)(i) of Regulation S-K. Please file a revised certification that includes the introductory language of paragraph4 and paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K regarding your internal control over financial reporting. The amendment may be abbreviated and consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

In response to the Staff’s comment, we have filed a revised Certification by our Chief Executive Officer and Chief Financial Officer (Exhibit 31) using the languages as exactly set forth as in Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 4T.	Controls and Procedures

Evaluation of Effectiveness of Disclosure Controls and Procedures, page 10

3.

We note your disclosure on page 11 stating that disclosure controls and procedures “can provide only reasonable, not absolute, assurance that control system’s objectives will be met.” In your response letter, please confirm, if true, that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by your Form 10-Q. In addition, ensure that future reports clarify whether your CEO and CFO have concluded that the controls and procedures are effective at that reasonable assurance level. In the alternative, omit from future filings the reference to the level of assurance of your disclosure controls and procedures.  Please see Section II.F.4 of SEC Release No. 33-8238, Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

In response to the Staff’s comment, we confirm that our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by the Form 10-Q for the quarter ended March 31, 2009.  In our future filings, we will omit such reference to the level of assurance.

Additionally, we acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or you wish to discuss the responses we have provided above, please call the undersigned at your convenience at (201) 985-8100.

Very truly yours,

/s/ Stanley Chan
Stanley Chan
Chief Executive Officer & Chief Financial Officer